BIOTIME, INC.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502
(510) 521-3389

May 11, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Post-Effective Amendment No. 1
Registration Statement on Form S-3
File No. 333-167822

Ladies/Gentlemen:

The undersigned registrant hereby withdraws its request, dated May 5, 2011, for the acceleration of the effective date of its Post-Effective Amendment No.1 to Registration Statement on Form S-3, as amended, File No. 333-167822 pending the resolution of the registrant’s application for confidential treatment.

Sincerely,

/s/ Robert W. Peabody
Senior Vice President
Chief Operating Officer and
Chief Financial Officer